SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated July 5, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

MEDIA ADVISORY

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

CGI TO HOLD FISCAL 2006 THIRD QUARTER CONFERENCE CALL ON JULY 26, 2006

Montreal, Quebec, July 5, 2006 – CGI Group Inc. will release results for its fiscal third quarter, ended June 30th, 2006 before the stock markets open on Wednesday, July 26, 2006. Management will host a conference call and question-and-answer session to discuss earnings that day at 10:00 a.m. (ET). Participants will include President and Chief Executive Officer Michael E. Roach as well as André Imbeau, Founder, Executive Vice-President and Chief Financial Officer.

Who:	CGI Group Inc.

What:	Fiscal Third Quarter 2006 Results

When	Wednesday, July 26, 2006, at 10:00 a.m. (ET)

Conference Call:	1-866-542-4236

Webcast:

A live webcast of the quarterly results conference call may be accessedthrough the Company's website www.cgi.com where a replay will also be archived. Listeners should allow ample time to access the webcast. As well, reference slides will be available for download shortly before the beginning of the call.

About CGI

Founded in 1976, CGI Group Inc. (“CGI”) is the eighth largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America (“US”), Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI's annualized revenue run rate is currently $3.5 billion (US$3.0 billion) and at March 31, 2006, CGI's order backlog was $13.7 billion (US$11.7 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

For more information:

CGI, Investor Relations Lorne Gorber Vice-President, Corporate Communications and Investor Relations (514) 841-3355	CGI, Media Relations Philippe Beauregard Director, Public Affairs (514) 841-3318

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: July 6, 2006	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary